UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-203106

CAESARS RESORT COLLECTION, LLC

(Exact name of registrant as specified in its charter)

*ADDITIONAL REGISTRANTS LISTED ON SCHEDULE A HERETO

One Caesars Palace Drive, Las Vegas, Nevada 89109

(702) 407-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.375% Second-Priority Senior Secured Notes due 2022 and Related Guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

SCHEDULE A

Caesars Growth Properties Finance, Inc.

PHWLV, LLC

TSP Owner LLC

Caesars Growth Cromwell, LLC

Caesars Growth Quad, LLC

3535 LV NewCo, LLC

Caesars Growth Bally’s LV, LLC

FHR NewCo, LLC

LVH NewCo, LLC

Flamingo-Laughlin NewCo, LLC

Parball NewCo, LLC

Caesars Growth Harrah’s New Orleans, LLC

Caesars Growth PH Fee, LLC

Caesars Growth PH, LLC

Jazz Casino Company, L.L.C.

JCC Holding Company II LLC

JCC Fulton Development, L.L.C.

Caesars Growth Laundry, LLC

Laundry Newco, LLC

The address of each additional registrant’s principal executive office is c/o Caesars Resort Collection, LLC, One Caesars Palace Drive, Las Vegas, Nevada 89109, (702) 407-6000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants named below have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAESARS RESORT COLLECTION, LLC

CAESARS GROWTH PROPERTIES FINANCE, INC.

PHWLV, LLC

TSP OWNER LLC

CAESARS GROWTH CROMWELL, LLC
By:	CAESARS RESORT COLLECTION, LLC its managing member
CAESARS GROWTH QUAD, LLC
By:	CAESARS RESORT COLLECTION, LLC its managing member

3535 LV NEWCO, LLC

CAESARS GROWTH BALLY’S LV, LLC

FHR NEWCO, LLC

LVH NEWCO, LLC

FLAMINGO-LAUGHLIN NEWCO, LLC

PARBALL NEWCO, LLC

CAESARS GROWTH HARRAH’S NEW ORLEANS, LLC
By:	CAESARS RESORT COLLECTION, LLC its managing member
CAESARS GROWTH PH FEE, LLC
By:	CAESARS RESORT COLLECTION, LLC its managing member
CAESARS GROWTH PH, LLC
By:	CAESARS RESORT COLLECTION, LLC its managing member

JAZZ CASINO COMPANY, L.L.C.

JCC HOLDING COMPANY II LLC

JCC FULTON DEVELOPMENT, L.L.C.

CAESARS GROWTH LAUNDRY, LLC
By:	CAESARS RESORT COLLECTION, LLC its Member
LAUNDRY NEWCO, LLC
By:	CAESARS GROWTH LAUNDRY, LLC its managing member
By:	CAESARS RESORT COLLECTION, LLC its managing member

Date:	January 30, 2018	By:	/s/ ERIC HESSION
		Name: Title:	Eric Hession Treasurer